Cable One, Inc.
210 E Earll Drive
Phoenix, Arizona 85012

November 19, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street N.E.
Washington, D.C. 20549
Attention: Joseph Cascarano
Robert S. Littlepage

Re:	Cable One, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response Dated September 30, 2024
File No. 001-36863

Gentlemen:

This letter is submitted on behalf of Cable One, Inc. (the “Company”) in response to the follow-up comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Todd Koetje dated November 6, 2024 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For reference purposes, the comments in the Comment Letter have been reproduced in italicized form below, with the Company’s responses set out below each comment.

Form 10-K for the Fiscal year Ended December 31, 2023
Note 6. Equity Investments, page F-21

1.
We note in your response to prior comment 1, and your determination that Clearwave Fiber is not a variable interest entity based on the conditions in ASC 810-10-15-14. In regard to having both criteria present under ASC 810-10-15-14(c), it appears Clearwave Fiber meets the first criteria as the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity. As to the second criteria, please expand your analysis to help us understand how you determined that substantially all of the activities of Clearwave Fiber do not either involve or are conducted on behalf of the investor that has disproportionately few voting rights.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 810-10-15-10(a) through (c) and determined that Clearwave Fiber does not meet the criteria of a Variable Interest Entity (“VIE”) and has expanded on the analysis supporting that conclusion for the second criterion of ASC 810-10-15-14(c).

We identified the following characteristics associated with Clearwave Fiber and Cable One that support our conclusion that substantially all of Clearwave Fiber’s activities do not involve or are not conducted on behalf of Cable One (the investor that has disproportionately few voting rights):

●
The majority of Clearwave Fiber’s services include providing fiber internet services to commercial and residential customers in Florida, Georgia, Illinois, Kansas, and Missouri that are unrelated to Cable One.

●	The employees of Cable One are not actively involved in managing the operations of Clearwave Fiber (Clearwave Fiber is managed and operated by its own employees).
●
While Cable One did contribute certain assets and operations to Clearwave Fiber at its formation valued at $440 million, such assets did not represent substantially all of Clearwave Fiber’s assets, as other investors also made significant cash contributions totaling $362 million to Clearwave Fiber.

●	No employees of Clearwave Fiber receive any compensation tied to the stock or operating results of Cable One.
●	Cable One is not obligated to and has not funded the operating losses of Clearwave Fiber.
●	Cable One does not outsource any activities to Clearwave Fiber.
●
Cable One leases certain circuits from Clearwave Fiber, however such transactions are not significant to the operations of Clearwave Fiber or Cable One. The revenues recognized by Clearwave Fiber are less than 6% of its total revenues and the expenses incurred by Cable One are less than 1% of its total operating costs and expenses.

●	Clearwave Fiber does not purchase a majority of its assets or inventory from Cable One.
●
Cable One does not have a fixed-price call option on the other investors’ interests in Clearwave Fiber, and likewise, the other investors do not have a fixed-price put option whereby they can put their interests to Cable One.

●	The Board of Directors consists of five members, which include one Cable One member, three members from the other investors and the executive chairman of Clearwave Fiber.

After evaluating the above characteristics, we concluded that substantially all of Clearwave Fiber’s activities do not involve or are not conducted on behalf of Cable One.

Note 8. Goodwill and Intangible Assets, page F-24

2.
We note your response to prior comment 2. In regard to your response to paragraph 24(d) of ASC 350-30-35, you state, “The Company’s long-lived asset groups exist at the cable system level.” Please tell us how you identified the asset group as defined by ASC 360-10-20. Furthermore, describe the circumstances which would move you to identify long-lived asset groups at a lower level than the “cable system level” and tell us what that lower level would be. See also ASC 360-10-35-23.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s long-lived asset groups for fixed assets within the scope of ASC 360 exist at the consolidated cable system level. Although certain fixed assets are physically located at each of the Company’s individual cable systems, there are not discrete identifiable cash flows that are largely independent of each other available at this level. This is because there are several significant expenditures for equipment, customer service, network management and maintenance, billing, accounting and marketing that are made on a consolidated basis at the corporate level for all of the Company’s individual cable systems. Such centralized expenditures are not recorded or allocated to any individual cable system to such a detailed degree to make sufficiently accurate individual cable system-level net cash flow information. In addition, the Company’s individual cable systems are largely interconnected and dependent on a shared network backbone infrastructure for the provisioning of services to customers, making the identification of discrete and independent cash flows at the individual cable system level impracticable. Therefore, based on the definition of an asset group per ASC 360-10-20, the Company’s asset group is the consolidated cable system level.

There are no circumstances in which the Company would recognize an asset group at a level below the consolidated cable system level because, as discussed above, there are no identifiable cash flows that are largely independent of the cash flows of other groups of assets and liabilities. If certain circumstances were to arise, such as an isolated catastrophic event at a particular system location or geographic area, we would evaluate whether assets were damaged or destroyed and needed to be written off to expense.

Note 8. Goodwill and Intangible Assets, page F-24

3.
Regarding your consideration of the guidance in ASC 350-30-35-24(e), we note the franchise agreements “allow for the provision of cable services to a population within a defined geographic area for a designated period of time and provide for perpetual renewals at nominal cost.” While the franchise agreements are similar in their nature, it is unclear why this similarity alone supports a conclusion that there are no factors that might limit the useful economic life of one of the franchise agreements and not similarly limit the useful economic lives of other franchise agreements. Please identify the geographic areas covered by each of your franchise agreements and explain to us how the economic environments are similar. Tell us about the competitive environments, the cost of living, demographic trends, changes in the number of customers, the political and regulatory environments. Tell us about the trends in revenues earned in these areas and if they are all experiencing similar growth. Explain to us the cost of doing business in each area and tell us how they are similar.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has entered into approximately 500 franchise agreements with various states, municipalities and agencies across the Company’s 24-state footprint. The following map shows the approximate location of the Company’s various cable systems as of December 31, 2023, where the Company could have a system operating under an individual franchise agreement with a specific municipality or agency or multiple systems operating collectively under a statewide franchise agreement.

WA
OR
ID
ND
MN
SD
NE
IA
IL
IN
MO
KS
AZ
NM
OK
AR
TN
SC
TX
LA
MS
AL
GA
FL
Sparklight
Fidelity
ValuNet
Hargray
CableAmerica

As shown above, all of the Company’s cable systems and related franchise agreements are located within a single country. Further, the Company operates exclusively in non-metropolitan markets, with a focus on small cities and large towns in non-urban areas. The economic environments of such non-metropolitan areas are similar in the following respects:

a)
Competition: The Company faces competition from fixed wireless access broadband providers, fiber providers, telephone companies and cable overbuilders, among others, who operate throughout the United States in all market types, including the non-metropolitan markets in which we operate. There is no broad geographic portion of our footprint that faces a different competitive landscape than that of others.

b)
Cost of living and doing business: As the Company operates in non-metropolitan markets, the general price level and prevailing wages in such markets are lower than the U.S. average. The wages the Company pays its own local associates take into account such economic environment and are materially consistent across the Company’s footprint. Aside from labor, the Company’s largest expense relates to video programming, which is negotiated and contracted on a consolidated basis. Therefore, the cost of doing business in each market is materially similar.

c)
Demographics: Given the non-metropolitan nature of the Company’s markets, the average age of the Company’s customer base is generally higher than that of the country as a whole and the average income of such customers is also generally lower than the U.S. average. Aside from such general characteristics, the Company does not track further specific demographic characteristics of its customers within individual markets across its operating footprint. Therefore, the customer demographics in each market are generally similar.

d)
Customer and revenue growth: Given the similarity of the Company’s non-metropolitan customer base (refer to the preceding demographics discussion), the Company offers similar pricing and packaging for its product offerings across its footprint, only tailoring such offerings for short-term periods to initially counter new entrants into specific markets. Therefore, the long-term customer and related revenue growth trends across various franchise areas are materially consistent with the trends of the Company as a whole.

e)
Political and regulatory environments: All cable systems are subject to regulation at the federal level by the Federal Communications Commission. A few states in which we operate have also passed limited legislation and/or issued limited regulations for cable operations within their jurisdiction. However, such legislation and regulations do not materially impact the Company’s operations.

As discussed above, the economic environment in which the Company’s cable systems operate, under franchise agreements, is similar and would be similarly impacted by any future events or changes in circumstances that might impact the economic life of any one particular franchise agreement.

Based on the analysis above, and the totality of the facts and circumstances when considering ASC 350-30-35-21 to 350-30-35-24 in our previous response, the Company concluded that the highest and best use of the Company’s franchise agreements is as a single consolidated asset. Therefore, the Company correspondingly combines such assets into a single unit of accounting when performing its impairment assessments.

If you should have any questions regarding the above, please contact Chris Arntzen at (480) 701-3641.

Sincerely,

/s/ Todd Koetje
Todd Koetje
Chief Financial Officer

cc:	Joseph D. Zavaglia, Cravath, Swaine & Moore LLP
Matthew L. Ploszek, Cravath, Swaine & Moore LLP